[EVERSHEDS SUTHERLAND (US) LLP LETTERHEAD]

September 7, 2018

VIA EDGAR

Jay Williamson, Esq.
Megan Miller
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Williamson and Ms. Miller:

On behalf of Capital Southwest Corporation (the “Company”), set forth below are the Company’s responses to the (i) initial oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on August 21, 2018 and August 24, 2018, and (ii) follow-up oral comment provided by the Staff to the Company on August 30, 2018, both with respect to Post-Effective Amendment No. 4 to the Company’s registration statement on Form N-2 (File No. 333-220385), filed with the Commission on July 13, 2018 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

Accounting Comments Received on August 21, 2018

1.
Comment: Please explain in correspondence the total amount of assumed debt that is used to calculate the 3.47% in the “Interest payments on borrowed funds” line item in the Fees and Expenses section of the Prospectus.

Response: The Company advises the Staff that the 3.47% in the “Interest payments on borrowed funds” line item in the Fees and Expenses section of the Prospectus is calculated by dividing approximately $10.7 million of projected interest expense by the approximately $308.3 of net assets attributable to common stock as of March 31, 2018. The projected interest expense amount is based on the following assumptions for the twelve months after effectiveness of the Registration Statement: (i) that the Company will have outstanding average borrowings of $50 million at a rate of 5.38% under its revolving credit facility; (ii) that the Company will pay a 1.00% fee for the $160 million unused balance on its revolving credit facility; and (iii) that the Company will sell all $50 million of unsecured notes due 2022 under its current at-the-market program, which will result in the Company having an aggregate of approximately $107.5 million of unsecured notes due 2022 outstanding with an interest rate of 5.95%.

2.
Comment: The Staff refers to the Company’s Consolidated Schedule of Investments. In future filings, please include more specificity as to which LIBOR rate (i.e., 1 month, 3 month or 6 month) is used for each portfolio company listed on the Company’s Consolidated Schedule of Investments.

United States Securities and Exchange Commission
September 7, 2018

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will add the above-referenced disclosure in its subsequent Consolidated Schedules of Investments in response to the Staff’s comment.

3.
Comment: The Staff refers to the portion of note 4 to the Company’s consolidated financial statements that is titled “Changes in Fair Value Levels.” In accordance with ASC 820-10-50-1B, the change in unrealized appreciation (depreciation) on investments still held at period end should be shown by class, not in aggregate across the Company. Please update in future filings.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will revise the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

4.
Comment: The Staff refers to note 16 to the Company’s consolidated financial statements, which is titled “Selected Per Share Data and Ratios.” In accordance with Form N-2, Item 4 - General Instruction 16, the ratio of operating expenses to average net assets should include interest expense. Please update in future filings.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will revise the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

Legal Comments Received on August 24, 2018

1.
Comment: Please respond to the Staff’s comments in writing and file the response as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by the response, please provide to the Staff draft disclosure with the response letter and please allow the Staff sufficient time to review the response prior to requesting effectiveness of the Registration Statement.

Response: The Company acknowledges the Staff’s comment.

2.
Comment: The Staff refers to the cover page of the Prospectus and notes that the Company discloses net asset value (“NAV”) per share as of March 31, 2018 and the Company’s closing stock price as of July 11, 2018. Please explain why a more current NAV per share is not disclosed. Please also explain how the Company assesses compliance with section 63 of the Investment Company Act of 1940, as amended (the “1940 Act”), when selling common stock.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the March 31, 2018 NAV was the most recent quarter-end NAV that was available at the time the Registration Statement was filed on July 13, 2018. The Company confirms that in connection with any common stock offerings from the Registration Statement, the Company will provide on the cover page of the relevant prospectus supplement the then most recent quarter-end NAV and the most recent closing stock price of its common stock. The Company advises the Staff that its assessment of compliance with section 63 of the 1940 Act when selling common stock is as follows:

In connection with each offering of shares of the Company’s common stock, the Company’s Board of Directors (the “Board”) or an authorized committee thereof makes the determination that the Company is not selling shares of the Company’s common stock at a price below its then current net asset value at the

United States Securities and Exchange Commission
September 7, 2018

time at which the sale is made. The Company’s Board or an authorized committee thereof considers the following factors, among others, in making such determination:

•	the net asset value of the Company’s common stock disclosed in the most recent periodic report the Company filed with the Commission;

•
the Company management’s assessment of whether any material change in the net asset value has occurred (including through the realization of net gains on the sale of its investments) from the period beginning on the date of the most recently disclosed net asset value per share of the Company’s common stock and ending as of a time within 48 hours (excluding Sundays and holidays) of the sale of the Company’s common stock; and

•
the magnitude of the difference between (i) a value that the Board or an authorized committee thereof has determined reflects the current (as of a time within 48 hours, excluding Sundays and holidays) net asset value of the Company’s common stock, which is based upon the net asset value disclosed in the most recent periodic report the Company filed with the SEC, as adjusted to reflect the Company management’s assessment of any material change in the net asset value since the date of the most recently disclosed net asset value, and (ii) the offering price of the shares of the Company’s common stock in the proposed offering.

3.
Comment: The Staff refers to the disclosure on page 45 of the Prospectus in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. Please explain to the Staff how the Company’s “Weighted average EBITDA” and “Weighted average leverage through CSWC security” are calculated. It is unclear, for example, whether you include add-backs or other adjustments to the portfolio company EBITDA for purposes of these calculations. If you do make these adjustments, please explain to the Staff the types of adjustments that are commonly made, why they are made, and how they impact the comparability of these metrics over time.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it calculates the “Weighted Average EBITDA” by taking the earnings before interest, taxes, depreciation and amortization (“EBITDA”) of each portfolio company during the last twelve months (“LTM”) and weights it by the cost basis of the Company’s investment in such portfolio company.  Similarly, the “Weighted average leverage through CSWC security” is calculated by taking the debt balance of each portfolio company held through CSWC and divided by each portfolio company’s LTM EBITDA, and then weighting that result by the cost basis of each investment.

A portfolio company’s LTM EBITDA typically includes adjustments that are negotiated and documented in the covenant calculation section of the credit agreement at the time of the investment.  The adjustments are negotiated through the lens of a “Quality of Earnings” third-party report, which attempts to calculate the true current earnings power of a business.  Because covenants in the credit documents are generally measured on an LTM basis, adjustments to EBITDA in the covenant calculations are included in order to measure the current run-rate earnings of each business.  The adjustments are heavily negotiated, as it is not advantageous to the Company as a lender to allow a borrower to make adjustments in the covenant calculations which the Company does not deem to be appropriate.  Over the life of each investment, the types of adjustments and limits on adjustments allowed do not change and thus the metrics are consistent and comparable over time.

United States Securities and Exchange Commission
September 7, 2018

Examples of adjustments include non-recurring expense charges, lines of business which have been eliminated, and synergies from the combination of businesses.  Additionally, there may be ongoing adjustments for items such as management fees paid to a private equity sponsor, which per standard industry practice is not considered when assessing the true earnings power of a business.

Follow-Up Legal Comment Received on August 30, 2018

1.
Comment: The Staff notes the Company’s response to legal comment # 2 issued on August 24, 2018 (the “Prior Comment”). Please confirm to the Staff that the Company acknowledges and understands that, depending on the facts and circumstances (including the results of the Company’s analysis under section 63 of the 1940 Act), a more current NAV may be required to be calculated, and potentially disclosed, in connection with a common stock offering. In addition, consistent with the Company’s response to the Prior Comment, please add disclosure to the Prospectus that describes the Company’s process for calculating NAV in connection with common stock offerings.

Response: The Company acknowledges the Staff’s comment and confirms that it understands that in connection with a common stock offering, depending on the facts and circumstances (including the results of the Company’s analysis under section 63 of the 1940 Act), the Company may be required to calculate, and potentially disclose, a more current NAV. In addition, the Company has added a section titled “Determination of Net Asset Value” beginning on page 101 of the Prospectus in response to the Staff’s comment, which describes the Company’s process for calculating NAV in connection with common stock offerings.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Vlad Bulkin at (202) 383-0815.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:     Michael S. Sarner / Capital Southwest Corporation
Vlad Bulkin, Esq. / Eversheds Sutherland (US) LLP